1934 Act Registration No. 33 - 96234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2003

MTR CORPORATION LIMITED

(Translation of registrant’s name into English)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company’s railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company’s services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”); (viii) the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company’s control. With respect to the Company’s property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company’s ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page

1.1	Press release regarding announcement of audited results for the year ended 31 December, 2002, dated 6 March 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED
(Registrant)

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: 7 March 2003

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF AUDITED RESULTS

FOR YEAR ENDED 31 DECEMBER 2002

HIGHLIGHTS

Financial

•	Operating margin excluding non-recurring project study write-offs improved to 55.1% from 53.6%

•	Property development profit increased by 15.6% to HK$3,755 million

•	Profit attributable to shareholders of HK$4,212 million and earnings of HK$0.83 per share

•	Final dividend of HK$0.28 per share resulting in total dividends of HK$0.42 for 2002, same as in 2001

Operational

•	Tseung Kwan O Line opened four months ahead of schedule and significantly below original budget

•	Total patronage increased by 2.5% to 786 million

•	All Operating Agreement and Customer Service Pledge targets exceeded

•	Successful tendering of three development sites along Tseung Kwan O Line

•	Penny’s Bay Rail Link project agreement and Tung Chung Cable Car provisional agreement signed

The Directors of MTR Corporation Limited (“the Company”) are pleased to announce the audited results of the Company and its subsidiaries (“the Group”) for the year ended 31 December 2002 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Year ended 31 December	2002	2001 (Note 1)

Fare revenue
— MTR Lines	5,167	5,164
— Airport Express Line	553	564
Station commercial and other revenue	979	973
Rental and management income	987	891

Turnover		7,686		7,592

Staff costs and related expenses		(1,579)		(1,647)
Energy and utilities		(502)		(501)
Operational rent and rates		(87)		(78)
Stores and spares consumed		(121)		(119)
Repairs and maintenance		(435)		(437)
Railway support services		(89)		(110)
Expenses relating to station commercial and other businesses		(185)		(197)
Property ownership and management expenses		(167)		(159)
General and administration expenses		(184)		(179)
Project study and deferred expenditures written off		(218)		(16)
Other expenses		(105)		(96)

Operating expenses before depreciation		(3,672)		(3,539)

Operating profit from railway and related operations before depreciation		4,014		4,053
Profit on property developments		3,755		3,248

Operating profit before depreciation		7,769		7,301
Depreciation		(2,470)		(2,178)

Operating profit before interest and finance charges		5,299		5,123

Interest expense		(1,153)		(896)
Interest income		28		22

Interest and finance charges		(1,125)		(874)

Share of profit of non-controlled subsidiary		39		29

Profit before taxation		4,213		4,278
Taxation		(1)		—

Profit attributable to shareholders		4,212		4,278

Dividends
Interim dividend declared and paid during the year		717		703
Final dividend proposed after the balance sheet date		1,444		1,415

		2,161		2,118

Earnings per share:
— Basic	HK$	0.83	HK$	0.85
— Diluted	HK$	0.83	HK$	0.85

Notes:-

1.    ACCOUNTING PRONOUNCEMENT

The Group has adopted the new Statement of Standard Accounting Practice (“SSAP”) 34 “Employee Benefits” issued by the Hong Kong Society of Accountants, which became effective during the year and had impacts to the consolidated profit and loss account. As a result of the adoption of SSAP 34, it was necessary to change the Group’s accounting policies in respect of employees’ vested annual leave and leave passage entitlements, as well as the pension expenses of defined benefit plans. The changes have been applied retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as at 1 January 2001 and 1 January 2002 restated by reductions of HK$150 million and HK$201 million respectively. The comparative figure in respect of staff costs and related expenses for the prior period has been restated by an increase of HK$6 million accordingly.

2.    PROJECT STUDY AND DEFERRED EXPENDITURES WRITTEN OFF

Project study and deferred expenditures written-off during the year comprised mainly expenditures in respect of the Shatin-Central Link, and the North Island Link together with its allied improvement works. These costs were written off following an unsuccessful bid for the construction and operation of the Shatin-Central Link, and Government’s decision to defer the completion of the North Island Link to beyond 2016.

3.    RETAINED PROFITS

The movements of the retained profits during the year ended 31 December 2002 and the year ended 31 December 2001 were as follows:

HK$ Million
Balance as at 1 January 2002, as previously reported	14,608
Prior period adjustments	(201)

Balance as at 1 January 2002, as restated	14,407
Dividends paid	(2,132)
Profit for the year	4,212

Balance as at 31 December 2002	16,487

HK$ Million
Balance as at 1 January 2001, as previously reported	11,527
Prior period adjustments	(150)

Balance as at 1 January 2001, as restated	11,377
Dividends paid	(1,203)
Profit for the year	4,278

Balance as at 31 December 2001	14,452

4.    TAXATION

Taxation in the consolidated profit and loss account comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its local subsidiaries, as the Company and its local subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year’s assessable profits or have sustained tax losses as at 31 December 2002.

5.    DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend election will be offered to shareholders with Hong Kong addresses. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 12 June 2003 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 2 April 2003. The Company’s majority shareholder, the Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

The Company and the Government entered into the Project Agreement (the “Agreement”) on Penny’s Bay Rail Link (“PBL Project”) on 24 July 2002. Pursuant to the Agreement, the Company is entitled to receive financial support from the Government in order to bridge the funding gap between the Company’s required rate of return and the expected return from the PBL Project. Such financial support, which is equivalent to the net present value amount (as at the end of 2001) of HK$798 million, will be provided through waiver of the Government’s beneficial entitlement to cash dividends. Further details of this waiver are set out in the Company’s announcement dated 9 July 2002.

6.    EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year ended 31 December 2002 attributable to shareholders of HK$4,212 million (2001: HK$4,278 million, as restated) and the weighted average number of ordinary shares of 5,098,511,864 in issue during the year (2001: 5,015,601,057).

The calculation of diluted earnings per share is based on the profit for the year ended 31 December 2002 attributable to shareholders of HK$4,212 million (2001: HK$4,278 million, as restated) and the weighted average number of ordinary shares of 5,105,400,689 (2001: 5,030,188,894) after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7.    SEGMENTAL INFORMATION

	Revenue		Contribution to profit from operations
	Year ended 31 December		Year ended 31 December
	2002	2001	2002	2001 (Restated)

	HK$ Million
Railway operations	5,720	5,728	577	819
Station commercial and other businesses	979	973	688	679
Property ownership and management	987	891	819	730
Property developments	—	—	3,755	3,248

	7,686	7,592	5,839	5,476

Corporate expenses net of other income			(1,627)	(1,198)

			4,212	4,278

No geographical analysis is shown as substantially all the principal activities of the Group are carried out in Hong Kong.

8.    NET ASSETS

The Group’s net assets as at 31 December 2002 comprised:

HK$ Million	2002	2001 (Restated)

Assets
Fixed assets	94,270	79,243
Railway construction in progress	109	12,873
Property development in progress	2,870	3,361
Other assets	2,153	2,434
Cash and cash equivalents	1,718	215

	101,120	98,126

Liabilities
Creditors, accruals and other liabilities	4,559	4,437
Borrowings	33,508	31,385
Deferred income	6,226	8,411

	44,293	44,233

Net assets	56,827	53,893

9.    LIQUIDITY, FINANCIAL RESOURCES AND BORROWINGS

During the year, the Group raised a total of HK$3.5 billion in new financing via a retail bond to meet its general corporate purposes, including working capital, refinancing and the repayment of existing debt. As at 31 December 2002, we had HK$6.0 billion in undrawn committed facilities with final maturities ranging approximately from 4 to 6 years, which are sufficient to cover our anticipated funding needs up to early 2004. Over the next three years, we expect to have a capital expenditure programme of HK$7.2 billion, based on existing committed projects. Those requirements will be met by cash from operations as well as a well-diversified funding programme, utilising a variety of financing instruments in Hong Kong and other major capital markets.

The Group’s major payments for the year ended 31 December 2002 amounted to HK$7.3 billion, which were related to the Tseung Kwan O Extension and other capital projects, as well as interest and dividends paid. These payments were financed partly by the net cash inflow from operating activities of HK$4.2 billion, and partly through increase in net borrowings of HK$2.3 billion. As a result of the increase in borrowings during 2002, total debts outstanding as at 31 December 2002 amounted to HK$33.5 billion. With shareholders’ funds at year-end increasing to HK$56.8 billion from HK$53.9 billion as at the last year-end, our gross gearing ratio rose to 59.0% from 58.2%, which was in line with our financing plan. However, taking into account of our cash balances, the net gearing ratio decreased from 57.8% to 55.9%.

Our debt portfolio is managed under a well-established Preferred Financing Model to achieve a balanced debt profile with adequate risk diversification and forward coverage. As at 31 December 2002, our outstanding borrowings had a well-balanced spread of maturities, with 40% due within 2 years, 24% repayable between 2 and 5 years, and 36% maturing beyond 5 years. 62% of our borrowings were at fixed interest rates and 95% of our borrowings were either denominated in or hedged into Hong Kong dollars, with the remaining 5% held in US dollars. We manage our currency and interest rate exposures using derivative instruments for hedging purposes only.

10.    HUMAN RESOURCES

The Company recognises the vital role played by its employees in contributing to its continuous success in operations and new business development. There were 6,891 employees with the Group, excluding Octopus Cards Limited, as at 31 December 2002 as compared to 7,231 as at 31 December 2001.

Continuous efforts have been made to capitalise our human assets and foster their commitment. The staffing requirement of the new Tseung Kwan O Line was met entirely by Corporate Staff Redeployment, resulting in higher productivity and promoting a multi-skilled workforce. In support of this, 45,000 trainee days were recorded. The performance-oriented culture at the Company was reinforced by the introduction of a more rigorous performance-based pay review mechanism for general staff. A Manager Accelerated Development Programme was also launched to foster leadership development. Leveraging our expertise, the human resource and training departments actively support the Company’s external consulting role through provision of professional railway operations training packages and strategic human resource management services.

11.    PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2002, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

12.    CHARGE ON GROUP ASSETS

None of the Group’s assets are charged or subject to any encumbrance.

13.    ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 15 May 2003. For details of the Annual General Meeting please refer to the Notice of Annual General Meeting which is expected to be published on or about 8 April 2003.

14.    CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Exchange”) except that non-Executive Directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association.

15.    PUBLICATION OF DETAILED RESULTS AND ANNOUNCEMENT ON THE EXCHANGE’S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange will be published on the Exchange’s website within 14 days from date of this announcement.

KEY STATISTICS

	Year ended 31 December
	2002	2001

Total number of passengers
— MTR Lines (in millions)	777	758
— Airport Express Line (in thousands)	8,457	9,022
Average number of passengers (in thousands)
— MTR Lines (weekday average)	2,261	2,231
— Airport Express Line (daily average)	23	25
Operating profit from railway and related operations before depreciation as a percentage of turnover:
— before project study and deferred expenditures written off	55.1%	53.6	%*
— after project study and deferred expenditures written off	52.2%	53.4	%*
*	restated

MANAGEMENT REVIEW AND OUTLOOK

We opened the Tseung Kwan O Line in August, four months ahead of schedule, 47.5% below the original project budget, and were awarded both the Penny’s Bay Rail Link and the Tung Chung Cable Car projects. We successfully tendered out three development packages along the Tseung Kwan O Line and continued to make good progress on the development of other property projects along the Airport Railway. Despite the poor business environment, the Group achieved satisfactory profits of HK$4,212 million, a slight decrease of 1.5% over 2001. Correspondingly, earnings per share were HK$0.83 compared with HK$0.85 in 2001.

The Board of Directors has proposed a final dividend of HK$0.28 per share which, when combined with the interim dividend of HK$0.14 per share, would result in total dividends for the year of HK$0.42 per share. As in previous years, shareholders will be given an option to receive dividends in either cash or scrip. The Government has undertaken to elect to receive its entitlement in scrip form in such amount as to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash. Furthermore, under the project agreement for the Penny’s Bay Rail Link, the Government has undertaken to waive all amounts of cash dividends payable to it up to an amount of HK$798 million at net present value. Therefore, there will be no cash payment of the final dividend to the Government for the year.

An Eventful 2002

The key objectives for 2002, which I highlighted in our annual report last year, were achieved. Despite continued economic weakness and severe competition from buses, total patronage increased by 2.5% to 786 million as the new Tseung Kwan O Line increased our catchment area and helped reverse the recent declining trend. Indeed, on Christmas Eve 2002, MTR patronage reached a record 3.1 million.

One strategy to increase ridership included improvement of linkages with other modes of transport and to this end, we extended our trial intermodal fare discount scheme for passengers using feeder buses and installed “Fare Saver” machines in five shopping arcades near MTR stations to allow passengers with longer walks to stations to obtain fare discounts. We also increased patronage through other well-received discount initiatives such as the “Ride 10 Get One Free” scheme, group tickets and concession fares on the Airport Express Line (AEL).

During the year, MTR continued to maintain very high standards of service, which surpassed both the Government’s requirements under the Operating Agreement and the Company’s own more stringent Customer Service Pledges. We initiated a number of service enhancements, including a morning express service from Tsing Yi Station to Hong Kong Station using the rapid and comfortable AEL trains, while progress on the Platform Screen Door and Station Improvement programmes brought a more modern and pleasant look to more MTR stations. Our ability to raise service quality whilst keeping costs down is particularly noteworthy considering the Tseung Kwan O Line was opened without a corresponding increase in staff levels.

The Tseung Kwan O Line marked another milestone for the Company. The early opening and savings of over HK$14.5 billion against the original budget testify to the Company’s track record of delivering new lines on time and within budget. Despite some initial “teething” problems with the new train control system immediately after commissioning, the extension is offering an excellent service to the residents of Tseung Kwan O and we are pleased with the resultant incremental patronage.

After carefully reviewing economic conditions in Hong Kong and in the overall interest of the Company, the Board of Directors decided not to implement a fare increase of 2.3% originally scheduled for April 2002.

Our non-fare revenues continued to grow. External consulting business experienced another year of strong growth in revenues and scope particularly in Mainland China, where we secured assignments in Tianjin, Shanghai, Nanjing and Shenzhen. While advertising was affected by the weak economy, station commercial revenues rose as floor space increased following the opening of the Tseung Kwan O Line and the completion of the project to increase the range and quality of retail outlets at Central and Kowloon Bay stations, including the introduction for the first time of food and beverage outlets. In telecommunications, increased mobile phone usage generated higher revenues and we established a new subsidiary, TraxComm Limited, to exploit the opportunities expected to arise from the recent liberalisation of the Hong Kong fixed line telephone market. Octopus Cards Limited achieved further penetration in the transport market and expansion in the non-transport sector, with the number of cards in circulation increasing to 9.3 million.

We were disappointed that the Government decided not to award MTR the Shatin-Central Link project despite our very competitive proposal, but were pleased to reach agreement with the Government on the Penny’s Bay Rail Link and, on a provisional basis, the Tung Chung Cable Car project, which are planned for completion in 2005. With the reduced population forecast for Hong Kong and adequate capacity in our system serving the northern part of Hong Kong and cross harbour routes, we agreed with the Government’s decision in early 2003 to defer completion of the North Island Link until after 2016.

Despite the weak property market, we achieved a 15.6% increase in profits from property developments to HK$3,755 million in 2002, the bulk of which was derived from transfers from deferred income and the recognition of profit sharing in kind from Kowloon Station Package Two. During the year, we awarded to developers three more residential property development projects on the Tseung Kwan O Line at Area 55b in Tseung Kwan O Station, Hang Hau Station and Tiu Keng Leng Station. Good progress was made in the development and sale of Airport Railway property projects, including construction of the 88-storey Two International Finance Centre (Two IFC), which is due for completion in mid 2003. Our portfolio of investment properties also delivered increased revenues of 9.8% and enjoyed 100% occupancy levels. The property management division was awarded the first management contract in Mainland China. In November, the Government announced new measures to stabilise the housing market, including a suspension of land auctions in 2003. The Company, as a significant developer of residential properties in joint venture with our partners, supports these initiatives and has agreed in consultation with the Government to postpone property development tenders until after 2003.

Despite the challenging operating environment, MTR achieved satisfactory financial results. While total fare revenues for the MTR Lines increased only marginally, to HK$5,167 million, and those of AEL declined by 2.0% to HK$553 million, station commercial and other revenues rose 0.6% to HK$979 million, resulting in revenues from railway operations being virtually unchanged from 2001 at HK$6,699 million. Combined with higher rental and property management income, total revenue increased by 1.2% to HK$7,686 million. Cost savings and productivity gains continued. Excluding a one-time write-off largely relating to project study and deferred expenditures for the Shatin-Central Link and North Island Link, operating costs decreased by 2.0% to HK$3,454 million, despite the opening of the new Tseung Kwan O Line. As a result, operating margin before depreciation, interest and write-offs increased to 55.1% from 53.6% (as restated). Correspondingly, after taking into account of the write-offs, operating profit before depreciation and interest decreased marginally to HK$4,014 million from HK$4,053 million last year. However, with the increased property development profits, operating profit before depreciation increased by 6.4% to HK$7,769 million.

After the opening of the Tseung Kwan O Line, depreciation and interest charges increased significantly by 13.4% and 28.7% respectively. The year-end profit after depreciation and interest is reduced slightly to HK$4,212 million, almost the same as 2001. However, we continued to take advantage of the low interest rate environment to launch an extremely successful HK$3.5 billion retail bond, which attracted subscriptions of more than HK$5.6 billion from over 18,000 investors.

Wider Horizons

Although outlook for 2003 remains uncertain, the Company foresees a number of opportunities for business and revenue growth.

With the opening of the Tseung Kwan O Line and a larger catchment area, we look forward to further increase in patronage. We also expect a further passenger increase when the Kowloon-Canton Railway Corporation’s West Rail opens in late 2003 and begins feeding passengers from the western New Territories into our system via our new Nam Cheong interchange station and pedestrian link at Mei Foo Station. Attractiveness of travelling on MTR will be further enhanced with the progress in both our Platform Screen Door and Station Improvement projects.

Construction of the Penny’s Bay Rail Link and, subject to formalisation of a project agreement, the Tung Chung Cable Car project, will proceed with earnest during 2003. Presently, all major contracts have been awarded for the Penny’s Bay Rail Link, which when completed in 2005 will provide a convenient and swift access to the future Hong Kong Disney Theme Park via a new station at Yam O on the Tung Chung Line. The Tung Chung Cable Car project together with a theme village will transform travel to the Big Buddha on Lantau Island into a new tourist attraction. In early 2003, the Government requested the Company to proceed with the planning of the South Island Line and West Island Line Phase I. We welcome the Government’s request and will work closely with the Government to pursue the most cost effective transport solution for the western and southern districts of Hong Kong Island.

On the property side, Two IFC is on target to be available for occupation in the third quarter of 2003 and we expect increasing momentum in tenant leasing as the year progresses. Anchor tenant marketing will begin for MTR’s fifth shopping centre at Union Square in Kowloon Station whilst our existing shopping centres are expected to continue to perform well. Property management business will grow as more properties come under management, particularly along the Airport Railway, and as we provide other value-added services and expand further into Mainland China.

Mainland China will be a major focus in our rapidly expanding rail consulting business, given the country’s substantial need for urban rail networks. In telecommunications, TraxComm Limited positions the Company well to capture the opportunities in the fixed line telephone market. In advertising, we will continue to examine new formats of station and in train advertising to enhance our revenue. Renovation work on five more stations will be completed in 2003 and this will enable us to maximise station commercial revenue through better trade mix and retail environments. We expect Octopus Cards to penetrate further into the transport and non-transport markets, with increasing card circulation and transaction volumes.

The Company’s financial position remains strong. We will continue our policy of cost control, increase productivity and improve efficiency, thereby further strengthening our financial position. With capital expenditures projected to be modest in the coming years, our financial health and substantial financing capacity will enable us to take advantage of new business opportunities.

The Government announced in June 2002 that it is undertaking a study on the possible merger of MTR and the Kowloon-Canton Railway Corporation. Although the results of this study are still not yet known, at this preliminary stage, the Company’s position is that, if properly structured and implemented on acceptable terms, a merger would be beneficial to all our stakeholders including our investors, our passengers, our employees and the overall Hong Kong rail transport system. We recognise the importance that financial terms of any possible merger must be value enhancing to the Company. We look forward to the conclusion of the Government’s study on this matter. We will ensure that the Company will comply with all relevant requirements under the Rules Governing the Listing of Securities on the Exchange.

I would stress that if terms acceptable to the Company cannot be reached, MTR will continue to succeed as a “standalone” company without the merger.

Sustainable Development

MTR is helping to deliver the vision of sustainable development by providing equitable access to affordable, safe, reliable and highly energy efficient transportation. We play a significant role in reducing the environmental impacts of moving millions of people, as road traffic produces vastly more atmospheric pollution per passenger than MTR. By establishing new communities along railways, MTR also maximises the use of Hong Kong’s scarce land resources, improves its quality of life and allows its passengers to enjoy more time for life.

In 2001, we became the first Hong Kong company to publish a Sustainability Report, which detailed performance against targets on sustainability criteria. Our efforts in this area were rewarded by recognition from the international investment community and inclusion in both the Dow Jones Sustainability World Index (DJSI World) and the FTSE4Good Global Index, making MTR one of the few Asian companies to meet the globally recognised standards required.

Commitment to High Standards of Corporate Governance and Disclosure Practices

The Company is committed to high standards of corporate governance, and disclosure and transparency in the interests of shareholders and lenders. In recognition of our success in this area, we were voted the “Best in Corporate Governance” in the Hong Kong transportation industry by Asiamoney Magazine. Our 2001 Annual Report also won the Gold Award under the General Category in the Hong Kong Management Association’s 2002 Best Annual Reports Competition, the fourteenth consecutive time since 1988 that our annual report has been recognised by the Association.

Well Positioned for 2003

The world is facing political and economic uncertainties, and Hong Kong its own structural adjustments, and 2003 will be a challenging year. With a strong platform of tightly integrated businesses, sound finances and a highly skilled and motivated workforce, MTR is well positioned to meet these challenges and to capture opportunities that will arise in Hong Kong and other markets.

Our key objectives for 2003 will be to:

•	Maintain tight control on costs, so as to further improve productivity and efficiency.

•	Increase patronage by taking advantage of our expanded network and tighter linkage with other modes of transport, as well as through enhanced service quality and other value-added products and services.

•	Achieve the published customer pledges for the railway.

•	Progress work on the Penny’s Bay Rail Link and Tung Chung Cable Car projects to ensure timely completion within budget.

•	Work closely with the Government to plan for the design, construction and finance of the South Island Line and West Island Line Phase I.

•	Forge ahead with sales and construction work of tendered property projects on the Airport Railway and Tseung Kwan O Line.

•	Await and respond promptly to Government’s decision on the possible merger between the Company and the Kowloon-Canton Railway Corporation.

•	Continue to expand consultancy services and project operations into Mainland China.

•	Continue to grow non-fare revenue from businesses such as Octopus Cards, advertising, station retail and telecommunications.

I informed the Board of Directors in February this year that I will not seek to renew my contract as Chairman and Chief Executive Officer of MTR when my contract expires in September 2003. This decision was made for personal reasons. In the last eight years during my tenure as Chairman and Chief Executive Officer, the Company has made a lot of progress, which I would attribute to the dedication and hard work of all the employees of MTR and the support of our business partners. The Board of Directors is in the process of finalising a course of action on succession.

Finally, I would like to take this opportunity to express my gratitude once again to my fellow directors, senior managers and all staff for their hard work and commitment during this challenging period. I also thank our shareholders, financiers and business partners for their invaluable support.

JACK SO CHAK KWONG

Chairman

By order of the Board

MTR Corporation Limited

Hong Kong

6 March 2003

The financial information relating to the financial year ended 31 December 2002 set out above does not constitute the Group’s statutory financial statements for the year ended 31 December 2002, but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2002, which contain an unqualified auditor’s report will be delivered to the Registrar of Companies.

Certain statements contained in this Press Release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2001 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 26 March 2003 to 2 April 2003 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4 p.m. on 25 March 2003. The final dividend will be paid on or about 12 June 2003.